Filed Pursuant to Rule 424(b)(3)
Registration No. 333-192317

PROSPECTUS SUPPLEMENT NO. 1

TO THE PROSPECTUS DATED October 9, 2015

Pershing Gold Corporation

This Prospectus Supplement No. 1 updates, amends and supplements our Prospectus dated October 9, 2015, which is part of a registration statement on Form S-3 (File No. 333-192317) filed with the Securities and Exchange Commission relating to the sale of securities by the selling stockholders as described therein (the “Prospectus”). This Prospectus Supplement No. 1 should be read in conjunction with the Prospectus. To the extent information in this Prospectus Supplement No. 1 differs from, updates or conflicts with information contained in the Prospectus as previously supplemented, the information in this Prospectus Supplement No. 1 is the more current information.

This prospectus supplement is provided solely to update the selling stockholder table included in the Prospectus to account for (i) the acquisition by certain selling stockholders of certain shares of Series E Convertible Preferred Stock (“Series E Preferred Stock”) from third parties; (ii) the current conversion rate as of the date of this prospectus supplement of approximately 304.615 shares of common stock for each share of Series E Preferred Stock; and (iii) the removal of shares issuable on the exercise of warrants that were issued in connection with the Series E Preferred Stock and expired during August 2016, none of which were exercised.

Investing in our common stock involves a high degree of risk. You should review carefully the “Risk Factors” beginning on page 7 of the Prospectus and included in our periodic reports filed with the Securities and Exchange Commission for a discussion of certain risks that you should consider.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 30, 2016.

SELLING STOCKHOLDERS

Up to 1,891,950 shares of common stock are being offered by this prospectus, all of which are being registered for sale for the account of the selling stockholders.  The shares underlying the Series E Preferred Stock are being registered pursuant to registration rights obligations of the Company.

Of the shares of common stock registered for resale by Mr. Honig and his affiliates, GRQ Consultants, Inc. 401K Plan (“GRQ 401K”) and GRQ Consultants, Inc. Roth 401K FBO Barry Honig Plan (“GRQ Roth 401K”), (i) 165,000 shares were purchased by Mr. Honig from a predecessor to the Company, and 27,778 shares from an affiliate of the predecessor, in June 2010, (ii) 18,518 shares were purchased by Mr. Honig in September 2010 on conversion of debt owed by the Company to Mr. Honig, (iii) 41,667 shares were issued in February 2011 in connection with a transaction in which Mr. Honig lent money to the Company, (iv) 55,556 shares were purchased by Mr. Honig in November 2011 from another investor in a private transaction, (v) 189,394 shares were purchased by GRQ 401K in December 2012 in a private placement by the Company to Mr. Honig and other investors; (vi) 61,533 shares are issuable to Mr. Honig on the conversion of Series E Preferred Stock acquired by Mr. Honig from a third party in September 2016; (vii) 115,450 shares are issuable to GRQ 401K on the conversion of Series E Preferred Stock acquired by GRQ 401K from a third party in October 2013; (viii) 61,533 shares are issuable to GRQ 401K on the conversion of Series E Preferred Stock acquired by GRQ 401K from a third party in December 2013; (ix) 34,727 shares are issuable to GRQ 401K on the conversion of Series E Preferred Stock acquired by GRQ 401K from a third party in October 2014, (x) 153,831 shares are issuable to GRQ 401K on the conversion of Series E Preferred Stock acquired by GRQ 401K from a third party in April 2015, and (xi) 192,213 shares are issuable to GRQ Roth 401K on the conversion of Series E Preferred Stock acquired by GRQ Roth 401K from a third party in October 2013.

The remaining shares registered for resale consist of 774,750 shares of our common stock that have been issued, or are issuable, to other holders of Series E Preferred Stock upon conversion.

Each of the transactions by which the selling stockholders acquired their securities from us was exempt under the registration provisions of the Securities Act.

The 1,891,950 shares of common stock are being registered to permit public resales of the shares, and the selling stockholders may offer the shares for resale from time to time pursuant to this prospectus. The selling stockholders may also sell, transfer or otherwise dispose of all or a portion of their shares in transactions exempt from the registration requirements of the Securities Act or pursuant to another effective registration statement covering those shares. We may from time to time include additional selling stockholders who are transferees, pledgees or other successors in interest to the listed selling stockholders in supplements or amendments to this prospectus.

The table below sets forth certain information regarding the selling stockholders and the shares of our common stock offered by them in this prospectus. Unless otherwise indicated in the footnotes to the table below: (i) subject to community property laws where applicable, the selling stockholders, to our knowledge, have sole voting and investment power with respect to the shares beneficially owned by them; (ii) none of the selling stockholders are broker-dealers, or are affiliates of a broker-dealer; and (iii) the selling stockholders have not had a material relationship with us within the past three years.

We have amended the table to reflect (i) the acquisition by certain selling stockholders of certain shares of Series E Preferred Stock from third parties; (ii) the current conversion rate as of the date of this prospectus supplement of approximately 304.615 shares of common stock for each share of Series E Preferred Stock; and (iii) the removal of shares issuable on the exercise of warrants that were issued in connection with the Series E Preferred Stock and expired during August 2016, none of which were exercised. The number of shares of common stock beneficially owned and other information provided regarding the selling stockholders is based on information provided by the selling stockholders in or about May 2014 in connection with the filing of the initial registration statement except as otherwise noted in footnotes to the table below.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. The selling stockholders’ percentage of ownership of our outstanding shares in the table below is based upon 26,206,570 shares of common stock outstanding as of September 23, 2016.

	Ownership Before Offering		Ownership After Offering (1)
Selling Stockholder	Number of shares of common stock beneficially owned	Number of shares offered	Number of shares of common stock beneficially owned	Percentage of common stock beneficially owned
2035718 ONTARIO INC (2)	39,028	39,028	0	—%
AMERICAN EUROPEAN INSURANCE COMPANY (3)	45,490	45,490	0	—%
BARRY HONIG (4)	9,882,732	370,052	9,512,680	32.8%
FOUR KIDS INVESTMENT (5)	176,008	153,785	22,223	* %
GRAHAM MOYLAN	3,351	3,351	0	—%
GRQ CONSULTANTS, INC. 401K (4)	4,294,264	554,935	3,739,329	13.6%
GRQ CONSULTANTS, INC. ROTH 401K (4)	1,972,038	192,213	1,779,825	6.7%
HUDSON BAY MASTER FUND LTD (6)	86,378	86,378	0	—%
JFP CORPORATION (7)	15,232	15,232	0	—%
JOHN PAPPAJOHN	258,462	258,462	0	—%
JONATHAN HONIG (8)	656,801	20,410	636,391	* %
MELECHDAVID INC (9)	55,538	30,767	24,771	* %
OBERAL INTERNATIONAL INC (10)	91,385	91,385	0	—%
STEPHEN D. ALFERS (11)	1,600,974	30,462	1,570,512	5.8%

TOTAL	—	1,891,950	—

* represents less than 1%.

(1)	Represents the amount of shares that will be held by the selling stockholders after completion of this offering based on the assumptions that (a) all shares registered for sale by the registration statement of which this prospectus is part will be sold and (b) that no other shares of our common stock beneficially owned by the selling stockholders are acquired or are sold prior to completion of this offering by the selling stockholders.
(2)	Richard Kung has voting control and investment discretion over the shares of common stock held by 2035718 Ontario Inc.
(3)	Nachum Stein has voting control and investment discretion over these shares of common stock held by American European Insurance Company.
(4)	Mr. Honig is a director of the company. He is also the trustee of GRQ 401K, GRQ Roth 401K and GRQ Defined (each as defined below) and president of GRQ Consultants, Inc., and, in such capacities, has voting and dispositive power over the securities held by GRQ 401K, GRQ Consultants, Inc., GRQ Roth 401K, and GRQ Defined. The number of shares of common stock beneficially owned by Mr. Honig and his affiliates is based on information publicly available as of the date of this prospectus. To avoid duplication, the total number of shares beneficially owned after the offering assumes the sale by each of Mr. Honig, GRQ 401K and GRQ Roth 401K of all shares offered that are owned directly by that selling stockholder, but that the offered shares owned by the affiliates of that selling stockholder have not been sold. The number of shares of common stock beneficially owned by Mr. Honig and his affiliates includes:

(i)	2,267,618 unrestricted shares of common stock, options to purchase 744,446 shares of common stock, which are fully vested, 854 shares of Series E Preferred Stock, which are convertible into 260,142 shares of common stock, 22,876 shares of common stock issuable upon exercise of warrants, all of which are held directly by Mr. Honig;
(ii)	2,719,435 unrestricted shares of common stock, 4,230 shares of Series E Preferred Stock convertible into 1,288,522 shares of common stock, and 286,307 shares of common stock issuable upon exercise of warrants, all of which are held by GRQ Consultants, Inc. 401K Plan (“GRQ 401K”);
(iii)	55,218 unrestricted shares of common stock held by GRQ Consultants, Inc.;
(iv)	1,325,144 unrestricted shares of common stock, 2,070 shares of Series E Preferred Stock, which are convertible into 630,554 shares of common stock, 16,340 shares of common stock issuable upon exercise of warrants, all of which are held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig Plan (“GRQ Roth 401K”); and
(v)	89,148 unrestricted shares of common stock and 581 shares of Series E Preferred Stock, which are convertible into 176,982 shares of common stock, all of which are held by GRQ Consultants, Inc. Defined Benefit Plan (“GRQ Defined”).

Excludes:

(i)	9,579 shares of common stock underlying vested restricted stock units granted to Mr. Honig, which are issuable upon Mr. Honig’s resignation from the board of directors (subject to acceleration and forfeiture in certain circumstances); Mr. Honig has no voting rights with respect to the restricted stock units until the underlying shares are issued.

(5)	Information regarding the number of shares of stock beneficially owned is based on information provided by the selling stockholder in or about October 2015 in connection with the amendment of the initial registration statement. Based on information provided by the selling stockholder, Jonathan Honig is the manager of Four Kids Investment Fund LLC and has voting and dispositive power over shares held by such entity. Jonathan Honig is Mr. Honig’s brother. Mr. Honig exercises no investment or voting power and disclaims beneficial ownership of the shares owned by accounts for which his brother is manager.
(6)	Hudson Bay Capital Management LP, the investment manager of Hudson Bay Master Fund Ltd., has voting and investment power over these shares of common stock. Sander Gerber is the managing member of Hudson Bay Capital GP LLC, which is the general partner of Hudson Bay Capital Management LP. Sander Gerber disclaims beneficial ownership over these shares of common stock.
(7)	Richard Patricio has voting control and investment discretion over these shares of common stock held by JFP Corporation.
(8)	Information regarding the number of shares of stock beneficially owned is based on information provided by the selling stockholder in or about October 2015 in connection with the amendment of the initial registration statement. Jonathan Honig is the brother of Mr. Honig. Mr. Honig exercises no investment or voting power and disclaims beneficial ownership of shares owned by Jonathan Honig.
(9)	Mark Groussman has voting control and investment discretion over these shares of common stock held by Melechdavid Inc.
(10)	Tal Schibler has voting control and investment discretion over these shares of common stock held by Oberal International Inc.
(11)	Stephen Alfers is President, Chief Executive Officer, and Chairman of our Board of Directors of the Company. The number of shares of common stock beneficially owned by Mr. Alfers is based on information publicly available as of the date of this prospectus. The number of shares of common stock beneficially owned before the offering includes (i) 737,178 unrestricted shares of common stock; (ii) options to purchase 555,556 shares of common stock with an exercise price of $8.82 per share, which are fully vested; (iii) options to purchase 277,778 shares of common stock with an exercise price of $6.12 per share, which are fully vested; and (iv) 100 shares of Series E Preferred Stock, which are convertible into 30,462 shares of common stock. Excludes 580,000 shares of common stock underlying unvested restricted stock units and 120,000 shares of common stock underlying vested restricted stock units granted to Mr. Alfers which are issuable upon Mr. Alfers’ resignation from the Company (subject to acceleration and forfeiture in certain circumstances); Mr. Alfers has no voting rights with respect to the restricted stock units until the underlying shares are issued.